CLEARY, GOTTLIEB, STEEN & HAMILTON

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Writer's Direct Dial: (212) 225-2014

July 30, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated July 29, 2004, announcing the beginning of the proceedings to cancel GFBB shares in the Registro Nacional de Valores, as well as the delisting of the stock on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV.)

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

Dlw 8/3

GRUPO FINANCIERO BBVA BANCOMER INFORMA

GFBB INFORMA

México, D.F. a 29 de julio de 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. (GFBB) informa que como consecuencia de la oferta pública de adquisición de acciones terminada en el mes de marzo pasado, y tal y como se menciona en el folleto informativo de dicha oferta, se ha dado inicio al procedimiento de cancelación de la inscripción de sus acciones en el Registro Nacional de Valores, así como a su desliste de la Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Como parte de dicho proceso, se ha suspendido la cotización de las acciones en la BMV, en tanto se obtiene la cancelación de la inscripción.

Una vez que la Comisión Nacional Bancaria y de Valores autorice la cancelación de la inscripción de las acciones de GFBB en el Registro Nacional de Valores, operará el Fideicomiso que prevén las disposiciones legales aplicables (*Ver Folleto Informativo de la Oferta Pública de adquisición de Acciones en la página de Internet de la Bolsa Mexicana de Valores* www.bmv.com.mx).

Para realizar operaciones de compraventa de acciones de GFBB, los accionistas de GFBB deberán ponerse en contacto con su respectivo intermediario.

GFBB INFORMS

Mexico City, July 29, 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV, GFBB'B) informs that, given the closing of the Public Tender Offer carried out last March and, as mentioned in the Offering Memorandum, the proceedings to cancel GFBB shares in the Registro Nacional de Valores, as well as the delisting of the stock on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV) or Mexican Stock Exchange, have begun.

Therefore, trading of the stock has been suspended on the BMV while the delisting is in process.

Once the Comisión Nacional Bancaria y de Valores or Securities and Banking Commission approves the cancellation of the registration of GFBB shares in the Registro Nacional de Valores, the Trust will begin operating in accordance to applicable legal dispositions *(refer to Offering Memorandum available on the Mexican Stock Exchange website www.bmv.com.mx).*

GFBB shareholders can contact their corresponding broker in order to exchange GFBB shares.